Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

China United Telecommunications Corporation Limited (the “A Share Company”), an indirect controlling shareholder of China Unicom Limited (the “Company”), proposes to seek a shareholders’ mandate to make a rights issue to finance the acquisition of part of the shareholding of China United Telecommunications Corporation (“Unicom Group”) in China Unicom (BVI) Limited (“Unicom BVI”), the direct controlling shareholder of the Company.

The board of directors of the Company has noted recent newspaper reports relating to a proposed rights issue to be made by the A Share Company and wishes to make a clarification.

Currently, the A Share Company holds approximately 73.84% of the entire issued share capital in Unicom BVI. Unicom Group holds the remaining approximately 26.16% of the entire issued share capital in Unicom BVI. Unicom BVI holds approximately 77.42% of the entire issued share capital in the Company.

The board of directors of the A Share Company has announced that it will seek a mandate (the “Mandate”) at its 2003 annual shareholders meeting, scheduled to take place on 11 May 2004, to make a rights issue to its existing shareholders on the basis of three rights shares for every 10 existing shares. Since Unicom Group, which holds approximately 74.60% of the entire equity interests in the A Share Company, has decided to give up its right to subscribe for the rights shares, the rights issue will be offered to the remaining shareholders collectively holding 5,000,000,000 shares in the A Share Company. The Mandate will remain valid for one year from the date the Mandate is granted and its exercise will be subject to conditions. The A Share Company will use the proceeds of the rights issue to acquire part of Unicom Group’s shareholding in Unicom BVI. While an exercise of the Mandate will increase public investors’ shareholding in the A Share Company, it will not affect Unicom BVI’s shareholding in the Company.

The board of directors of the Company comprises of:

Executive Directors:	Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Lee Hon Chiu, Wu Jinglian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Shan Weijian

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 13 April 2004